Exhibit 99.5

Exhibit 99.5

INTRODUCTION | ABOUT SASOL
STRATEGIC OVERVIEW
CREATING VALUE
DELIVERING
GOVERNANCE AND REWARDS
ADMINISTRATION

STRATEGIC DIRECTION

Our ambition, supported by our updated strategy, sets a clear path for us towards Net Zero. We will undertake this by:

- an enhanced focus on innovation to drive sustainability;
- substantially increasing our focus on partnerships to build credibility, momentum and augment competitive advantages;
- leveraging our Fischer-Tropsch (FT) technology for sustainable growth at scale; and
- positioning our businesses as growth engines with an energy transition phase for existing businesses.


FOCUSED ON VALUE-ADDING ACTIVITIES TO BUILD PARENTING ADVANTAGE
Oversee strategy and shape portfolio via disciplined capital allocation
Orchestrate programmatic transformation to secure value
Assess impact of material matters
Review top priorities
Drive technology innovation
Unlock cost and revenue synergies across Business Units

Our ambition

Grow shared value while we transition to Net Zero by 2050

THROUGH THE STRATEGIES OF PORTFOLIO BUSINESSES

	Sasol Chemicals	Sasol Energy	Sasol ecoFT
	Growing with our unique chemistry	Leading the energy transition in Southern Africa	Building sustainable businesses with advantaged FT technology
STRATEGIC OBJECTIVES	■ Progress Lake Charles Chemicals Complex (LCCC) ■ Innovate with customers for sustainable solutions ■ Shift to higher margin specialty solutions	■ Decarbonise our operations ■ Grow new value pools ■ Preserve competitive and sustainable returns	■ Leverage advanced and differentiated Sasol FT technology for sustainable products ■ Play a key role in Sustainable Aviation Fuel (SAF) commercialisation

SUPPORTED BY A LEAN AND COST-EFFICIENT CORPORATE CENTRE

OUR STRATEGY IS FLEXIBLE IN AN EVER-CHANGING ENVIRONMENT

ROBUSTNESS
We continuously test our strategy against a range of future scenarios

ADAPTABILITY
We have built flexibility in our strategic choices and pathways to adapt to external changes and internal learnings

FORWARD-LOOKING
We monitor signposts that inform our future choices

SASOL INTEGRATED REPORT 2022 10